BB&T Capital Markets,

a division of Scott & Stringfellow, Inc.

909 East Main Street

Richmond, Virginia 23218

December 14, 2004

VIA FACSIMILE (202-942-9635)

& EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Peggy Kim

MHI Hospitality Corporation

Registration Statement on Form S-11 (File No. 333-118873)

Dear Ms. Kim:

In connection with the above-referenced Registration Statement, on behalf of the Representative of the Underwriters, we wish to advise you that the Representative requests that the above-referenced Registration Statement be accelerated so that the same will become effective at 2:00 p.m. Eastern Time on December 16, 2004, or as soon thereafter as practicable.

In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, that we are in compliance therewith and that we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder.

If you have any questions or comments regarding this request, please call David C. Wright of Hunton & Williams LLP at (804) 788-8638.

Sincerely,

BB&T CAPITAL MARKETS, a division of Scott & Stringfellow

By:	/s/ Richard G. Backus II
Richard G. Backus II Managing Director

December 14, 2004

VIA FACSIMILE

Peggy Kim

Senior Counsel

Mail Stop 3-9

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MHI Hospitality Corporation Form S-11 Registration Statement No. 333118873

Dear Ms. Kim:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, MHI Hospitality Corporation, a Maryland corporation (“MHI”), hereby requests that MHI’s Form S-11 Registration Statement relating to the registration of 6,900,000 shares of MHI common stock, par value $0.01 per share, be declared effective at 2 p.m. on Thursday, December 16, 2004, or as soon thereafter as practicable.

If you have any questions or comments regarding the foregoing, please call Thomas J. Egan, Jr. or Jennifer Martella of Baker & McKenzie at (202)452-7050 and (202)835-4251, respectively.

Sincerely,

/s/ Andrew M. Sims
Andrew M. Sims

cc:	Paul Fischer, Esq., Corporation Finance

Thomas J. Egan, Jr. – Baker & McKenzie LLP

Jennifer Martella – Baker & McKenzie LLP